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SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MASIMO CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

574795100

(CUSIP Number)

December 29, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	13G

1.	Names of Reporting Persons. Joe E. Kiani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 5,652,040(1)
6. Shared Voting Power N/A
7. Sole Dispositive Power 5,652,040(1)
8. Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,652,040(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 10.3%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 1,680,000 shares held in two trusts for which the Reporting Person is the sole trustee, and (b) 19,000 shares held by an immediate family member of the Reporting Person.

CUSIP No. 574795100	13G

Item 1.

(a)	Name of Issuer

Masimo Corporation

(b)	Address of Issuer’s Principal Executive Offices

40 Parker, Irvine, CA 92618

Item 2.

(a)	Name of Person Filing

Joe E. Kiani

(b)	Address of Principal Business Office or, if none, Residence

40 Parker, Irvine, CA 92618

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

574795100

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 574795100	13G

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

For each Reporting Person:

(a)	Amount beneficially owned:

5,652,040 shares, including (a) 1,680,000 shares held in two trusts for which the Reporting Person is the sole trustee, and (b) 19,000 shares held by an immediate family member of the Reporting Person.

(b)	Percent of class:

10.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

5,652,040

(ii)	Shared power to vote or to direct the vote:

N/A

(iii)	Sole power to dispose or to direct the disposition of :

5,652,040

(iv)	Shared power to dispose or to direct the disposition of :

N/A

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The immediate family member of the Reporting Person described in Item 4 is entitled to receive dividends and sales proceeds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

CUSIP No. 574795100	13G

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

CUSIP No. 574795100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008
Date

/s/ Mark P. de Raad
Mark P. de Raad

Attorney-in-Fact for Joe E. Kiani pursuant to Power of Attorney attached to this Schedule 13G

CUSIP No. 574795100	13G

EXHIBIT A

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Mark de Raad and Chris Kilpatrick, and each of them, signing individually, the undersigned’s true and lawful attorneys-in-fact and agents to:

(1) prepare, execute and deliver for and on behalf of the undersigned, an employee of Masimo Corporation, a Delaware corporation (the “Company”), Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such Schedules 13D and 13G, complete and execute any amendment or amendments thereto, and timely file such forms or amendments with the United States Securities and Exchange Commission and any stock exchange or similar authority, as required; and

(3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect with respect to the undersigned until revocation by the undersigned in a signed writing delivered to the Company and each of the foregoing attorneys-in-fact. This Power of Attorney shall terminate with respect to a foregoing attorney-in-fact, individually, at such time as such attorney-in-fact is no longer employed by the Company or any of its subsidiaries.

CUSIP No. 574795100	13G

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of February, 2008.

/s/ Joe E. Kiani
Joe E. Kiani